**TOFAŞ** TÜRK OTOMOBİL FABRİKASI

02060389

Tofaş Türk Otomobil Fabrikası A.Ş.
GNL. MÜD. LÜK : BÜYÜKDERE CADDDESİ NO. 145
: 80300 ZİNCİRLİKUYU / İSTANBUL
✉ : P.K. 115 80622 LEVENT / İSTANBUL
TELEFON : (212) 275 33 90 (PBX) - 275 29 60 (PBX)
FAX : (212) 275 39 88 - 275 03 57
INTERNET : http//www.tofas.com.tr/
VERGİ DAİRESİ : ÇEKİRGE 846 000 0422
FABRİKA : YALOVA YOLU 10. Km
: (16369) BURSA
✉ : P.K. 60 16369 BURSA
TELEFON : (224) 261 03 50 (PBX)
FAX : (224) 255 09 47
Tic. Sic. No : 100324 / 46239

**Securities and Exchange Commission**
**Office of International Corporate Finance**
**450 Fifth Street, N.W.**
**Washington, D.C. 20549**

SUPPL

**File No. 82-3699**

**08.11.2002**

RECD S.E.C.
NOV 1 2 2002
1086

**Re: Information Furnished Pursuant to**
**Rule 12g3-2(b)(1)(iii)**

Ladies and Gentlemen:

In connection with the exemption granted to Tofaş Türk Otomobil Fabrikası A.Ş. (the "Company") from the requirements of Section 12(g) of the Securities Exchange Act of 1934, as amended (the "Exchange Act") pursuant to Rule 12g3-2(b)under the Exchange Act (the "Rule"), File No. 82-3699, the Company encloses herewith one copy of the "Interim Financial Statements as of September 30, 2002 and 2001", furnished pursuant to subsection (1), clause (iii) of the Rule.

Very truly yours,

TOFAŞ
Türk Otomobil Fabrikası A.Ş.

PROCESSED
JAN 1 4 2003
THOMSON
FINANCIAL

Koc

FIAT

TOFAŞ TÜRK OTOMOBİL FABRİKASI ANONİM ŞİRKETİ

INTERIM FINANCIAL STATEMENTS AS OF

SEPTEMBER 30, 2002 AND 2001

(Convenience Translation of a Report and Financial Statements
Originally Issued in Turkish – See Note 34)

CONVENIENCE TRANSLATION OF FINANCIAL STATEMENTS ORIGINALLY ISSUED IN TURKISH-SEE NOTE 34

# TOFAŞ TÜRK OTOMOBİL FABRİKASI A.Ş.

## BALANCE SHEETS AT SEPTEMBER 30, 2002 AND 2001

(Currency-Millions of Turkish lira)

## ASSETS

| | | CURRENT PERIOD ( 30.09.2002 ) | | | PRIOR PERIOD ( 30.09.2001 ) | | |
|---|---|---|---|---|---|---|---|
| I- | CURRENT ASSETS | | | 520,144,186 | | | 528,641,095 |
| A- | LIQUID ASSETS | | 115,540,611 | | | 171,371,781 | |
| 1- | Cash | 122,520 | | | 70,599 | | |
| 2- | Banks | 115,380,385 | | | 171,295,862 | | |
| 3- | Other Liquid Assets | 37,706 | | | 5,320 | | |
| B- | MARKETABLE SECURITIES | | 16,066,331 | | | 641,945 | |
| 1- | Government Bonds and Treasury Bills | 16,066,331 | | | 641,945 | | |
| C- | SHORT-TERM TRADE RECEIVABLES | | 273,178,327 | | | 241,575,180 | |
| 1- | Accounts Receivable | 273,119,880 | | | 241,065,424 | | |
| 2- | Notes Receivable | 20,160 | | | 42,530 | | |
| 3- | Deposits and Guarantees Given | 133,743 | | | 502,729 | | |
| 4- | Discount of Receivables (-) | (4,849) | | | (35,503) | | |
| 5- | Discount of Cheques Receivables (-) | (90,607) | | | 0 | | |
| D- | OTHER SHORT-TERM RECEIVABLES | | 3,252,855 | | | 9,243,135 | |
| 1- | Receivables from Shareholders | 0 | | | 4,746,168 | | |
| 2- | Other Short-Term Receivables | 3,685,916 | | | 4,498,438 | | |
| 3- | Provision for Doubtful Receivables | (433,061) | | | (1,471) | | |
| E- | INVENTORIES | | 94,715,802 | | | 94,675,528 | |
| 1- | Raw Materials and Supplies | 34,222,419 | | | 47,585,440 | | |
| 2- | Work in Process | 15,093,402 | | | 5,625,394 | | |
| 3- | Finished Goods | 31,757,712 | | | 25,783,542 | | |
| 4- | Advances Given to Suppliers | 13,642,269 | | | 15,681,152 | | |
| F- | OTHER CURRENT ASSETS | | 17,390,260 | | | 11,133,526 | |
| II- | NON-CURRENT ASSETS | | | 577,024,699 | | | 410,344,193 |
| A- | LONG-TERM TRADE RECEIVABLES | | 19,468 | | | 13,482 | |
| 1- | Deposits and Guarantees Given | 19,468 | | | 13,482 | | |
| B- | OTHER LONG-TERM RECEIVABLES | | 0 | | | 14,046 | |
| 1- | Other Long-Term Receivables | 0 | | | 14,046 | | |
| C- | LONG-TERM FINANCIAL ASSETS | | 18,037,184 | | | 3,037,098 | |
| 1- | Investments | 3,037,098 | | | 3,310,098 | | |
| 2- | Capital Commitments to Investments (-) | 0 | | | (273,000) | | |
| 3- | Other Long-Term Financial Assets | 15,000,086 | | | 0 | | |
| D- | PROPERTY, PLANT AND EQUIPMENT | | 557,044,258 | | | 405,238,305 | |
| 1- | Land | 34,203 | | | 34,203 | | |
| 2- | Land Improvements | 10,766,034 | | | 8,746,148 | | |
| 3- | Buildings | 83,811,749 | | | 59,742,712 | | |
| 4- | Machinery, Installations and Equipment | 717,447,546 | | | 403,139,954 | | |
| 5- | Motor Vehicles | 10,587,567 | | | 7,887,278 | | |
| 6- | Furniture and Fixtures | 59,524,114 | | | 40,875,627 | | |
| 7- | Other Fixed Assets | 37,435 | | | 37,435 | | |
| 8- | Accumulated Depreciation (-) | (429,348,794) | | | (292,302,679) | | |
| 9- | Construction-in-Progress | 98,871,496 | | | 163,066,560 | | |
| 10- | Advances Given for Fixed Assets | 5,312,908 | | | 14,011,067 | | |
| E- | OTHER NON-CURRENT ASSETS | | 1,923,789 | | | 2,041,262 | |
| 1- | Other Non-Current Assets | 1,923,789 | | | 2,041,262 | | |
| | TOTAL ASSETS | | | 1,097,168,885 | | | 938,985,288 |

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS.

CONVENIENCE TRANSLATION OF FINANCIAL STATEMENTS ORIGINALLY ISSUED IN TURKISH-SEE NOTE 34

# TOFAŞ TÜRK OTOMOBİL FABRİKASI A.Ş.

## BALANCE SHEETS AT SEPTEMBER 30, 2002 AND 2001
(Currency-Millions of Turkish lira)

LIABILITIES AND SHAREHOLDERS' EQUITY

| | CURRENT PERIOD ( 30.09.2002 ) | | | PRIOR PERIOD ( 30.09.2001 ) | | |
|---|---|---|---|---|---|---|
| I- CURRENT LIABILITIES | | | 439,311,253 | | | 493,159,410 |
| A- SHORT-TERM BORROWINGS | | 76,614,754 | | | 92,556,600 | |
| 1- Bank Borrowings | 34,528,924 | | | 92,446,625 | | |
| 2- Current Portion and Interest of Long-Term Debt | 41,890,335 | | | 109,975 | | |
| 3- Other Financial Borrowings | 195,495 | | | 0 | | |
| B- TRADE PAYABLES | | 313,611,996 | | | 370,519,885 | |
| 1- Suppliers | 279,723,780 | | | 353,489,187 | | |
| 2- Notes Payable | 24,125 | | | 15,161 | | |
| 3- Deposits and Guarantees Received | 2,248 | | | 1,479 | | |
| 4- Other Trade Payables | 34,564,388 | | | 17,053,568 | | |
| 5- Discount of Payables ( - ) | (702,545) | | | (39,510) | | |
| C- OTHER CURRENT LIABILITIES | | 3,978,647 | | | 5,658,853 | |
| 1- Due to Shareholders | 11,550 | | | 1,036 | | |
| 2- Accrued Expenses | 522,849 | | | 98,872 | | |
| 3- Taxes, Stamps and Duties Payable | 3,343,074 | | | 4,218,367 | | |
| 4- Other Short-Term Liabilities | 101,174 | | | 1,340,578 | | |
| D- ADVANCES TAKEN | | 0 | | | 0 | |
| E- ACCRUED LIABILITIES AND EXPENSES | | 45,105,856 | | | 24,424,072 | |
| 1- Taxation on Income | 3,419,723 | | | 185,207 | | |
| 2- Other Accrued Liabilities and Expenses | 41,686,133 | | | 24,238,865 | | |
| II- NON-CURRENT LIABILITIES | | | 296,398,630 | | | 228,174,474 |
| A- LONG-TERM BORROWINGS | | 245,802,426 | | | 192,429,404 | |
| 1- Bank Borrowings | 245,802,426 | | | 192,429,404 | | |
| B- OTHER LONG-TERM LIABILITIES | | 130,675 | | | 1,554,142 | |
| 1- Other Long-Term Liabilities | 130,675 | | | 1,554,142 | | |
| C- ACCRUED LIABILITIES AND EXPENSES | | 50,465,529 | | | 34,190,928 | |
| 1- Employee Termination Benefits | 50,465,529 | | | 34,190,928 | | |
| III- SHAREHOLDERS' EQUITY | | | 361,459,002 | | | 217,651,404 |
| A- SHARE CAPITAL | | 170,412,875 | | | 68,165,150 | |
| B- SHARE CAPITAL PREMIUM | | 30,903 | | | 30,903 | |
| C- REVALUATION SURPLUS | | 225,911,934 | | | 169,676,252 | |
| 1- Revaluation Surplus - Property, Plant and Equipment | 225,911,934 | | | 169,676,252 | | |
| D- RESERVES | | 34,213,547 | | | 64,150,754 | |
| 1- Legal Reserves | 2,878,985 | | | 2,878,985 | | |
| 2- Special Reserves | 293 | | | 293 | | |
| 3- Extraordinary Reserves | 22,762,267 | | | 22,762,267 | | |
| 4- Cost Increase Fund | 8,572,002 | | | 38,509,209 | | |
| E- NET INCOME/(LOSS) FOR THE YEAR | | (613,467) | | | (16,473,709) | |
| F- ACCUMULATED DEFICIT | | (68,496,790) | | | (67,897,946) | |
| TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY | | | 1,097,168,885 | | | 938,985,288 |

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS.

## 1. Organization and Nature of Operations :-

Tofaş Türk Otomobil Fabrikası A.Ş. (the Company) is engaged in the manufacturing and assembly of motor vehicles, assembled and semi-assembled products, product groups and engines, parts, spare parts and accessories of these vehicles under the license of Fiat Auto S.p.A. The Company is also engaged in the distribution, trading, selling and providing service for imported motor vehicles, spare parts and accessories of these vehicles which are produced under the license of Fiat Auto S.p.A.

The Company merged with Tofaş Oto Ticaret A.Ş. (Tofaş Oto) which is a publicly traded company by taking it over in accordance with the Turkish Commercial Code Article 451 and Corporate Tax Article 37-39. The acquisition was approved in May 15, 2001 and declared in Trade Registry Gazette in June 13, 2001.

On May 15, 2001, the Company took over the Freezone Branch of Tofaş Oto Ticaret A.Ş. namely Tofaş Oto Ticaret Anonim Şirketi İstanbul Deri Serbest Bölge Şubesi (the Branch) located in Desbaş İstanbul Deri Serbest Bölgesi. After the takeover, the title of the Freezone Branch is changed as Tofaş Türk Otomobil Fabrikası Anonim Şirketi İstanbul Deri ve Endüstri Serbest Bölge Şubesi.

In addition, with the decision of Board of Directors dated July 22, 2002, a new branch opened in Tübitak-MAM Teknoloji Serbest Bölgesi with the title of Tofaş Türk Otomobil Fabrikası A.Ş. Tübitak-MAM Teknoloji Serbest Bölgesi on August 12, 2002 and with USD 50,000 share.

The financial statements of the Freezone Branches as of September 30, 2002 and 2001 are included in the accompanying financial statements.

## 2. Shareholders with a Nominal Share of 10% or More of Capital :-

| Name of Shareholders | Shareholding percentage (Over issued share capital) % | | Shareholding amount Million TL | |
|---|---|---|---|---|
| | September 30, 2002 | September 30, 2001 | September 30, 2002 | September 30, 2001 |
| Fiat Auto S.p.A. | **37.86** | 37.86 | **64,511,449** | 25,804,580 |
| Koç Holding A.Ş. | **37.59** | 37.59 | **64,054,151** | 25,621,660 |
| Koç Group companies and Koç family | **0.27** | - | **457,298** | - |
| Other shareholders and publicly issued capital | **24.28** | 24.55 | **41,389,977** | 16,738,910 |
| | **100.00** | 100.00 | **170,412,875** | 68,165,150 |

## 3. Privileges Given to Shares Representing Capital :-

The shareholders holding A and D group shares have the privilege to choose the candidates for Board of Directors and Board of Auditors and also have the privilege of using preemptive rights in buying each other's shares.

## 4. Registered Share Capital Limit :-

The Company is subject to registered share capital system. As of September 30, 2002, the limit in respect of registered share capital amount is TL 1,000,000 million (2001 - TL 100 trillion).

## 5. Capital Increases and Their Sources During the Year :-

There is no capital increase in 2002. In 2001, the Company's capital has been raised from TL 63,504,000 million to TL 170,412,875 million. TL 3,049,192 million of the TL 106,908,875 million increase is the capital of Tofaş Oto, TL 1,661,958 million of the increase is goodwill, TL 71,247,725 million of the remaining amount is revaluation fund and TL 31,000,000 million is cost increase fund.

## 6. Marketable Securities Issued During the Year Other Than Share Certificates:-

None (2001 – None).

## 7. Marketable Securities Issued Which Matured During the Year:-

None (2001 – None).

## 8. Movements in Property, Plant and Equipment during the Year :-

a) The total cost of property, plant and equipment that is purchased, produced or constructed (including the construction-in-progress and capitalized foreign exchange differences) is TL 85,371,616 million (2001 – TL 171,600,915 million).

b) The total cost of property, plant and equipment that is sold or expensed as scrap is TL 1,911,745 million (2001 – TL 32,970,282 million)

c) The revaluation increase on fixed assets in the current period :

| | September 30, 2002 Million TL | September 30, 2001 Million TL |
|---|---|---|
| Increase in cost (+) | 182,023,184 | 157,573,594 |
| Increase in accumulated depreciation (-) | 48,422,419 | 67,243,158 |
| Increase in net book value | 133,600,765 | 90,330,436 |

d) Construction-in-progress:

**September 30, 2002**

| Description | Total cost Million TL | Total cost Thousand USD | Incentive certificate date | Incentive certificate no |
|---|---|---|---|---|
| 1-Modernization and renovation (a) | 39,759,766 | 94,666 | 23.06.1999 | 3297 |
| 2- Modernization and renovation new model development (b) | 158,133,920 | 292,841 | 27.12.1999 | 3407 |
| 3- Other investments without investment incentive (c) | 4,067,116 | 2,542 | - | - |

8. (CONTINUED)

| Beginning Date | Closing Date | Current period expenditure Thousand USD | Incentives utilized | Export commitment Thousand USD | Completion percentage (%) |
|---|---|---|---|---|---|
| (a) 01.05.1999 | 31.12.2002 | - | 1- Investment allowance of 100%<br>2-Exemption from customs duties and collective housing fund<br>3- Exemption from VAT | - | 40 |
| (b) 07.12.1999 | 31.12.2003 | 15,723 | 1- Investment allowance of 100%<br>2-Exemption from customs duties and collective housing fund<br>3- Exemption from VAT<br>4- Exemption from other funds and deductions | 150,000 | 72 |
| (c) 01.01.2002 | 30.09.2002 | 2,542 | - | - | - |

**September 30, 2001**

| Description | Total cost Million TL | Total cost Thousand USD | Incentive certificate date | Incentive certificate no |
|---|---|---|---|---|
| 1- Model modernization and renovation (a) | 39,759,766 | 94,666 | 23.06.1999 | 3297 |
| 2- Modernization and renovation (New Model Development) (b) | 158,133,920 | 292,841 | 27.12.1999 | 3407 |
| 3- Other Investments without investment incentive (c) | 3,124,171 | 2,800 | - | - |

8. (CONTINUED)

| Beginning date | Closing date | Current period expenditure Thousand USD | Incentives utilized | Export commitment Thousand $ | Completion percentage (%) |
|---|---|---|---|---|---|
| (a) 01.05.1999 | 31.12.2001 | 129 | 1- Investment allowance of 100%<br>2- Exemption from customs duties and collective housing fund<br>3- Exemption from VAT | - | 40 |
| (b) 07.12.1999 | 31.12.2003 | 45,616 | 1- Investment allowance 200%<br>2- Exemption from customs duties and collective housing fund<br>3- Exemption from VAT<br>4- Exemption from other funds and deductions | 150,000 | 63 |
| (c) 01.01.2001 | 30.09.2001 | 2,777 | - | - | - |

**Investment Incentive Certificates:**

**Incentive No.3297**

**Thousand USD**

| 'Special Terms' Section of the Incentive Certificate | Financing of Investment | |
|---|---|---|
| In accordance with the incentive, the Company's share capital will be increased by an additional TL 15,904,000 million in cash. However, if the approved financial statements of the Company reflect adequate funds, this condition will be checked. Following the completion of the investment, evaluation will be performed by experts in accordance with Communique 98/1, Article 31. | **3297 Incentive** | **94,666** |
| | 1- Shareholders' equity | 37,866 |
| | 2-External funds | |
| | - Loans | 56,800 |

8. (CONTINUED)

**Incentive No.3407**

| 'Special Terms' Section of the Incentive Certificate | Thousand USD Financing of Investment | |
|---|---|---|
| In accordance with the incentive, the Company's share capital will be increased by an additional TL 44,000,000 million in cash. However, if the approved balance sheet of the Company reflects adequate funds, this condition will be checked. During completion of investment, the amount of the investment shall correspond to the equivalent of USD 250,000,000. Otherwise, the investment incentive to be applied will be 100%. If violation against decree no.98/10755 article 10, dated February 23,1998 and the related Communique no.99/1 Article 19 dated June 23, 1999 is noted, the certificate and/or the transactions will be cancelled. After the completion, evaluation will be performed by experts in accordance with Communique 98/1, Article 31. | **3407 Incentive** | **292,841** |
| | 1- Shareholders' equity | 81,442 |
| | 2-External funds | |
| | - Loans | 211,399 |

## 9. Investment Allowances to Be Utilized During the Current and Following Periods :-

As of September 30, 2002, the Company has TL 823,042,260 million (2001 – TL 644,172,135 million) of unused investment allowance that will be used in future years. There is no utilized investment allowance in the current period. (2001 – None).

## 10. Related Party Balances:-

For the purpose of these financial statements, shareholders of the Company and Koç Group companies having direct or indirect management or shareholding relationships with Koç Holding A.Ş. and the companies known to be related to Fiat Auto S.p.A. are considered and referred to as related companies.

| Trade related: | September 30, 2002 | | September 30, 2001 | |
|---|---|---|---|---|
| | Receivables Million TL | Payables Million TL | Receivables Million TL | Payables Million TL |
| **Shareholders:** | | | | |
| Fiat Auto Group Companies | 176,579,586 | 229,028,704 | 160,354,290 | 289,572,848(*) |
| **Investments:** | | | | |
| Entek Elektrik Üretimi Otoprodüktör Grubu A.Ş. | - | 663,404 | 325 | 526,061 |
| **Group companies:** | | | | |
| Birmot Birleşik Motor San. ve Tic. A.Ş. | 34,978,178 | - | 22,289,708 | 988,850 |
| Powertrain Mek. San. ve Tic. Ltd. Şti. | 3,649,498 | 5,329,711 | 5,192,558 | - |
| Comau S.p.A. | 1,379,980 | 100,704 | 1,618,341 | 1,993,437 |
| Sachs Beldesan A.Ş. | - | 747,776 | - | - |
| Kofisa Trading S.A. | - | 208,428 | - | 132,081 |
| Mako Elektrik San. ve Tic. A.Ş. | 1,319,250 | 5,420,487 | - | 4,310,402 |
| Döktaş Dökümcülük San. ve Tic. A.Ş. | - | 612,972 | - | 404,853 |
| Magnetti Marelli S.p.A. | - | 56,882 | - | 430,549 |
| Matay Otomotiv Yan Sanayi A.Ş. | - | 4,389,061 | - | 3,421,464 |
| Other | 483,818 | 1,862,364 | 607,123 | 1,064,557 |
| | 41,810,724 | 18,728,385 | 29,707,730 | 12,746,193 |
| **Total trade receivables/payables** | 218,390,310 | 248,420,493 | 190,062,345 | 302,845,102 |

*(*)Although the Company presents the payables due to its imports from Fiat Auto S.p.A. via freezone branch amounting to TL 83,689,665 million as trade payables to shareholders in its statutory records, Fiat Auto S.p.A. collects the discounted amounts of letter of credits opened via banks before due dates. As of September 30, 2001, the Company has paid the related amount on the due date to the related banks.*

10. (CONTINUED)

| Non-Trade: | September 30, 2002 | | September 30, 2001 | |
|---|---|---|---|---|
| | Receivables Million TL | Payables Million TL | Receivables Million TL | Payables Million TL |
| **Shareholders:** | | | | |
| Koç Holding A.Ş. | - | 211,636 | 4,746,168 | - |
| **Related parties:** | | | | |
| Koçbank A.Ş. (*) | 60,119,064 | 1,727,401 | 104,865,294 | 1,989,314 |
| Koç Fiat Kredi Tüketici Finansmanı A.Ş. | 2,958,014 | - | 8,386,573 | - |
| Vehbi Koç Vakfı | 119,731 | - | 552 | - |
| Koratrade MTMC Ltd. (*) | - | - | 8,173,886 | - |
| Koç Yardımlaşma Vakfı | - | 147,764 | - | 350,381 |
| Koç Allianz Sigorta A.Ş. | - | 181,309 | 10,055 | 29,537 |
| Koç Tüketici Finansman ve Kart Hiz. A.Ş. | 2 | - | - | 227,423 |
| | 63,196,811 | 2,056,474 | 121,436,360 | 2,596,655 |
| **Total non-trade receivables/payables** | 63,196,811 | 2,268,110 | 126,182,528 | 2,596,655 |

*(*) Included in banks account in the accompanying balance sheet.*

## 11. Basis of Presentation of Financial Statements :-

a) **Accounting policies applied**

The Company, maintains its books of account and prepares its statutory financial statements in accordance with the Turkish commercial practice and tax legislation. Within this perspective, the accounting and reporting principles are based on the principles and rules set forth in the communiques and the related explanations of Capital Market Board (CMB) (from hereon to be referred as "generally accepted accounting principles issued by CMB") and the Uniform Chart of Accounts issued by the Ministry of Finance. Accordingly, the Company prepares its financial statements in accordance with Turkish commercial practice and tax legislation and generally accepted accounting principles issued by CMB.

11. (CONTINUED)

b) **Inventories**

Inventories are valued at the lower of acquisition cost or net realizable value. For the period between 1996 and 2000, cost of all inventories were determined according to the Last-in-first-out (LIFO) method and also for the period ended September 30, 2001, cost of inventories were determined according to Last-in-first-out (LIFO) method too. As of September 30, 2002, costs of inventories, except for finished goods, are determined according to the monthly moving average basis and cost of finished goods is determined according to First-in first-out (FIFO) method. If the Company continued to apply LIFO costing method, cost of sales would decrease by TL 1,325,337 million and accordingly profit before tax would increase by the same amount.

c) **Long-term financial assets**

Subsidiaries are valued at net cost. The Company values its long-term financial assets using acquisition cost plus the bonus shares resulting from share capital increases due to internal sources of long-term financial assets. Nominal values of bonus shares resulting from internal sources are included in increase in value of participations fund.

d) **Property, plant and equipment**

Property, plant and equipment are carried at acquisition cost plus revaluation increments (except land), which is computed by applying to acquisition costs indices and procedures in accordance with Law No. 3094. Depreciation is based on revalued amounts, except for buildings, and depreciation for buildings is computed by taking the acquisition cost as the basis. The Company used the revaluation rate of 42.47 % (2001 – 55.8 %) in the accompanying financial statements as of September 30, 2002.

Financial expenses and foreign exchange losses related to loans which are used to finance construction of fixed assets and purchases of machinery and equipment and arise after the capitalization date of such fixed assets are capitalized as a part of cost of these fixed assets. These capitalized foreign exchange losses are depreciated throughout the remaining economic lives of the related fixed assets. The capitalized amount of 2002 is TL 49,680,917 million and TL 5,787,472 million of this amount is reflected to the income statement as depreciation expense.

The accompanying financial statements reflect 75% of the annual depreciation charge of the fixed assets that have been totally capitalized as of September 30, 2002 and 2001 along with an additional depreciation charge of TL 13,424,236 million (2001 – TL 15,791,063 million) which equals 75% of the annual depreciation charge of fixed assets amounting to TL 131,139,745 million (2001 – TL 168,438,000 million) which are either already included in construction in progress and advances given or are projected to be capitalized between October 1,2002 and December 31,2002 per the investment budget.

11. (CONTINUED)

The depreciation method is straight line depreciation method (before 1998 double declining) and the economic lives are as following:

| | 1982 and before | Between 1983 and 1994 (excluding 1992) | In 1992 and between 1995 and 1997 | Beginning from 1998 |
|---|---|---|---|---|
| Buildings | 25-50 years | 25-50 years | 25-50 years | 25-50 years |
| Land improvements | 10-25 years | 4 years | 5 years | 8 years |
| Machinery, plant and equipment | 7-12 years | 4 years | 5 years | 8 years |
| Motor vehicles | 7 years | 4 years | 5 years | 8 years |
| Furniture and fixtures | 5-50 years | 4 years | 5 years | 8 years |
| Others | 4 years | 4 years | 5 years | 8 years |

For the fixed assets excluding buildings which are taken over from Tofaş Oto as of May 15, 2001, depreciation is calculated with double declining method over the revalued amounts based on the following periods:

| | |
|---|---|
| Buildings | 5 – 50 years |
| Land improvements | 5 – 25 years |
| Machinery, plant and equipment | 5 years |
| Motor vehicles | 5 years |
| Furniture and fixtures | 5 years |

For all fixed assets (excluding motor vehicles), a full year's depreciation is provided. For motor vehicles, pro-rata depreciation method is applied.

**e) Intangible assets**

Intangible assets are carried at acquisition cost and amortized over 8 years with the rate of 12.5%. Goodwill resulting from the merger with Tofaş Oto in the amount of TL 1,611,958 million will be amortized in 5 years with the rate of 20%.

**f) Marketable securities and long-term financial assets**

Marketable securities are stated at acquisition cost and represent Turkish government bonds and treasury bills. The Company also provides accrual for the earned interest, which represents the apportionment to the current period of the difference between value at maturity and cost by computing the internal rate of return.

11. (CONTINUED)

g) **Foreign currency transactions**

Transactions in foreign currencies during the period are translated into Turkish Lira at the exchange rates prevailing at the dates of such transactions. In the balance sheets as of September 30, 2002 and 2001, assets denominated in foreign currencies are translated at the buying exchange rates of the Central Bank of Turkey prevailing at the balance sheet date, and liabilities denominated in foreign currencies are translated at the selling exchange rates (except trade payables of Freezone Branch – See Note 30 to the Balance Sheets) of the Central Bank of Turkey, in accordance with the declaration of CMB No.824 dated January 25, 2000. Foreign exchange gains and losses arising from settlement and translation of foreign currency items are included in the related income and expense accounts, as appropriate.

h) **Employee termination benefits**

Employee termination benefits, as required by Turkish Labor Law, are recognized in the accompanying financial statements as they are earned.

The total employment termination reserve of the Company as of September 30, 2002 is TL 50,465,529 million (2001 – TL 34,190,928 million). The increase in the current year amounting to TL 10,959,600 million (2001 – TL 11,740,378 million) is included in "general and administrative expenses" in the accompanying financial statements.

The announced retirement pay liability ceiling is TL 1,160.15 million as of September 30, 2002 (2001 – TL 835.95 million).

i) **Other balance sheet items**

Other balance sheet items are principally reflected at their recorded values. As of September 30, 2002 due-dated cheques amounting to TL 3,963,337 million (2001 – TL 2,738,496 million) is reflected in the accounts receivable account in the accompanying financial statements.

j) **Warranty expense provision**

The Company provides first maintenance service free of charge for the cars sold and also provides service free of charge during the first two-year period of warranty. As of September 30, 2002 the Company provides provision amounting of TL 8,101,870 million (2001 – TL 4,165,144 million). This provision is reflected under the reserve for other payables and expenses in the accompanying balance sheet and under the marketing, selling and distribution account in the income statement.

Export sales of the Company are not under a warranty commitment.

k) **Sales**

Sales revenue is recognized when the deliveries are made.

11. (CONTINUED)

**l) Receivables and payables**

Receivables and payables are stated at their recorded values, and receivables and payables with due dates more than 3 months are discounted. As of September 30, 2002, due-dated cheques, notes receivables and notes payables are discounted at 64% (2001 – 70%) which is the predetermined discount rate of the Central Bank.

The payables in foreign currency with due dates more than 3 months are discounted at EURIBOR rate as of September 30, 2002.

**m) Consolidation of Freezone Branches**

As of September 30, 2002 financial statements of the Branches are consolidated into the financials of the Company's financial statements. Since the financials of the Branches as of September 30, 2002 are in EURO, all the balance sheet accounts are translated into Turkish Lira with the buying exchange rates of the Central Bank of Turkey prevailing at the balance sheet date and the income statement accounts are translated at the monthly average rates of Central Bank. The foreign exchange gain of TL 14,940 million which is due to this valuation is reflected in the expenses and losses from other operating activities. All of the receivable/payable balances and income/expense accounts which are due to the trade relationships between the Branch and the Company are subject to elimination. For the period between January 1 – May 15, 2001, the results of the operations of the Branch, which was consolidated to Tofaş Oto before the take over reflected in the "accumulated deficit" account in the accompanying balance sheet.

**n) Provision for taxes**

According to the new tax law No. 4369 which is declared in the Official Gazette in July 29, 1998, effective from the January 1, 1999, the corporate tax rate (including funds) was set as 33%.

Before this change, withholding tax was to be paid regardless of the profit distribution. After this change, withholding taxes payments are subject to the condition whether the profits are distributed or not. According to this, the Company will no longer compute additional withholding tax, except for the 33% of corporate tax, unless it has distributed any profits. If the Company distributes its profit, the computed withholding tax rate over distributed profit will be 16.5% (2001 - 16.5%) including the fund (5.5% for the publicly listed companies).

For the gains that are exempt from corporate tax, the computed withholding tax rate including fund (except the participation gain exemption) will be 19.8% (2001 – 19.8 %) (applicable also for the publicly listed companies) regardless of the profit being distributed or not.

In case of the profit being added to share capital, the transaction will not be considered as profit distribution, and no withholding tax will be applied.

11. (CONTINUED)

According to a change made in law No. 4444, being effective from January 1, 2000, corporations are required to compute an advance tax at the rate of 20% over its financial statements prepared for the 6 months period, and to pay the amount within 45 days, which can be off-set against the corporate tax calculated at year-end. The Council of Ministers has determined the advance tax periods to be 3 months starting with July 1, 2000 and to be applied until December 31, 2000. Later a new arrangement was made, and starting with January 1, 2001 advance tax periods remained to be 3 months, and the advance tax percentage is raised to 25 %.

Under the Turkish taxation system, tax losses can be carried forward to offset against future taxable income for up to 5 years. The Company's does not have accumulated losses, which would be carried to the following period.

## 12. Subsequent Events to be Disclosed:-

### A- Issues Requiring Adjustments:-

**a) Accounting mistakes and misleads recognized after the balance sheet date**

None.

**b) Purchase cost and sales revenues determined after the balance sheet date**

None.

**c) Decrease in value of assets determined after the balance sheet date**

None.

**d) Decrease in value of affiliates and subsidiaries determined after the balance sheet date**

None.

**e) Events affecting the estimation of net realizable value of inventories**

None.

**f) Bankruptcy of debtors or negotiations with debtors over debt balances**

None.

**g) Indemnifications received from insurance companies**

None.

**h) Change in tax rates**

None.

12. (CONTINUED)

**i) Similar issues**

None.

**B- Issues Requiring Explanation:-**

**a) Acquisitions and mergers**

None.

**b) Changes in the structure, or the operations of the company**

None.

**c) Decrease in value of assets after the balance sheet date**

None.

**d) Capital increases and significant marketable securities issued**

None.

**e) Significant fixed asset purchases or sales, investments in new companies or new shareholders**

None.

**f) Strikes or other disputes**

None.

**g) Increase in the legal limit for employee termination benefits**

Retirement pay liability limit is TL 1,260.15 million as of October 1, 2002 .

**h) Similar issues**

None.

## 13. Contingent Income and Losses: -

**a) Law suits in favor of the Company**

The Company sued (i) Boğaziçi Kurumlar Vergi Dairesi for cancellation of the VAT accrual amounting to TL 29,430 million, law penalty amounting to TL 8,335 million and penalty of special irregulaty and (ii) Çekirge Vergi Dairesi for Penalty of Special Irregulaty with 3 lawsuits; Ganmaktaş A.Ş. for collection of current account amounting to TL 132,812 million. The company also has taken into execution its receivable amounting TL 298,777 million. In addition to these, Company also sued 3 unfair competition lawsuits. (2001 – TL 29,480 million).

13. (CONTINUED)

**b) Law suits against the Company**

As of September 30, 2002, there are lawsuits amounting to TL 367,804 million being brought against the Company (2001- 169,023 million TL). As of September 30, 2002 the Company has provided a provision amounting to TL 103,131 million for these cases and their interests (2001- None).

There are 30 (2001 – 8) lawsuits being held against the Company for car changes of which the amounts will be finalized at the end of the lawsuits.

**c) Notes receivable endorsed to suppliers**

None.

**d) Indemnifications in favor of the Company**

None.

**e) Suretyships and letters of guarantee given**

| Description | September 30, 2002 Million TL | September 30, 2001 Million TL |
|---|---|---|
| Customs guarantees | 16,889,561 | 10,709,869 |
| Turkish Industrial Development Bank | 290,820 | 440,820 |
| Eximbank | 17,115,000 | - |
| Tax guarantees | 11,006,991 | 5,840,849 |
| Import of investment goods | 2 | 2 |
| Tender collaterals | 12,917 | 11,945 |
| Other | 595,718 | 597,122 |
| | **45,921,009** | **17,600,607** |

**f) Intentions and preparations aimed at expropriation of assets**

None.

**g) Similar issues**

None.

## 14. Changes in the Accounting Estimates Which May Have a Material Effect on the Profitability Ratios of the Company and Their Monetary Effects :-

None.

## 15. Mortgages or Restrictions on Assets:-

As of September 30, 2002 and 2001, the Company does not have any mortgages or restrictions on its assets.

## 16. Total Insurance Coverage on Assets :-

September 30, 2002

| Type of asset | Insurance company | Amount subject to insurance Million TL | Book value Million TL | Beginning date | Ending date |
|---|---|---|---|---|---|
| Buildings | Koç Allianz | 191,455,746 | 83,811,749 | 01/01/2002 | 31/12/2002 |
| Buildings | Anadolu Sigorta | 38,070 | 83,811,749 | 01/01/2002 | 31/12/2002 |
| Buildings | Ak Sigorta | 4,131 | 83,811,749 | 01/01/2002 | 31/12/2002 |
| Machinery | Koç Allianz(*) | 171,633,104 | 717,447,546 | 01/01/2002 | 31/12/2002 |
| Machinery | Anadolu Sigorta | 152,280 | 717,447,546 | 01/01/2002 | 31/12/2002 |
| Machinery | Ak Sigorta | 16,524 | 717,447,546 | 01/01/2002 | 31/12/2002 |
| Inventory | Koç Allianz | 51,394,354 | 81,073,533 | 01/01/2002 | 31/12/2002 |
| Furniture and fixtures | Koç Allianz | 27,959,477 | 59,524,114 | 01/01/2002 | 31/12/2002 |
| Motor vehicles | Koç Allianz | 8,281,096 | 10,587,567 | 01/01/2002 | 31/12/2002 |
| | | 450,934,782 | | | |

September 30, 2001

| Type of asset | Insurance company | Amount subject to insurance TL Million | Book value Million TL | Beginning date | Ending Date |
|---|---|---|---|---|---|
| Buildings | Koç Allianz | 70,618,500 | 59,742,712 | 01/01/2001 | 31/12/2001 |
| Buildings | Anadolu Sigorta | 38,070 | 59,742,712 | 01/01/2001 | 31/12/2001 |
| Buildings | Ak Sigorta | 2,430 | 59,742,712 | 01/01/2001 | 31/12/2001 |
| Machinery | Koç Allianz(*) | 233,838,000 | 403,139,954 | 01/01/2001 | 31/12/2001 |
| Machinery | Anadolu Sigorta | 152,280 | 403,139,954 | 01/01/2001 | 31/12/2001 |
| Machinery | Ak Sigorta | 9,720 | 403,139,954 | 01/01/2001 | 31/12/2001 |
| Inventory | Koç Allianz | 32,545,000 | 78,994,376 | 01/01/2001 | 31/12/2001 |
| Furniture and fixtures | Koç Allianz | 14,489,835 | 40,875,627 | 01/01/2001 | 31/12/2001 |
| Motor vehicles | Koç Allianz | 5,107,734 | 7,887,278 | 01/01/2001 | 31/12/2001 |
| | | 356,801,569 | | | |

(*) Fiat Auto S.p.A provides the insurance of the machineries utilized for Doblo production.

## 17. Total Guarantees and Mortgages Received for Receivables :-

As of September 30, 2002, total amount of mortgages and other guarantees obtained for receivables is TL 44,726,739 million (2001 – TL 36,824,021 million).

## 18. Commitments and Contingencies:-

There is no commitments and contingencies as of September 30,2002.

**September 30, 2001**

| Type of commitment | Beginning date | Ending date | Without maturity | Reason for commitment | Committed to | Amount TL million | Foreign Currency amount |
|---|---|---|---|---|---|---|---|
| Letter of credit | 09.05.2001 | 31.01.2002 | - | Import | Koçbank | 3,082,541 | ITL 4,300,000,000 |

Letters of guarantees given are explained in Note 13 (e) to the Balance Sheets.

## 19. Blocked Deposits at Banks:-

None.

## 20. Market Value of Marketable Securities and Financial Assets Carried at Cost and Carrying Value of Marketable Securities and Financial Assets Shown at Market Value:-

a)- As of September 30,2002, the public securities included in the marketable securities with the purchase value of TL 13,999,613 million (2001 – TL 26,345,000 million) is reflected to the balance sheet as TL 2,066,718 million (2001 – TL 40,373 million) with TL 16,066,331 million (2001 – TL 26,385,373 million) accrued income amount.

b)- Long-term financial assets carried at cost in the balance sheet:

| | Nominal Value Million TL | | Acquisition Cost Million TL | | Traded in Stock Exchange |
|---|---|---|---|---|---|
| **Investments** | 2002 | 2001 | 2002 | 2001 | |
| Entek Elektrik Üretimi Otoprodüktör Grubu A.Ş. | 1,099,000 | 1,372,000 | 3,037,098 | 3,310,098 | None. |
| **Affiliates** | | | | | |
| Koç Fiat Kredi Tüketici Finansmanı A.Ş. | 15,300,000 | - | 15,000,086 | - | None. |

## 21. Marketable Securities Issued By Shareholders, Investments and Associates:-

None.

## 22. Details of the 'Other' Items in Balance Sheets Which Exceed 20% of the Respective Component or 5% of the Total Assets:-

| | September 30, 2002 Million TL | September 30, 2001 Million TL |
|---|---|---|
| **a) Other short-term receivables** | | |
| Taxes and funds to be netted off or to be refunded | 1,041,750 | 2,929,309 |
| Receivables from personnel | 334,793 | 90,317 |
| Other receivables | 2,309,373 | 1,478,812 |
| | **3,685,916** | **4,498,438** |
| **b) Other non-current assets** | | |
| Other intangibles | 1,606,921 | 1,224,173 |
| Goodwill | 1,289,567 | 1,370,164 |
| Leasehold improvements | 7,821 | 7,821 |
| Accumulated amortization (-) | (980,520) | (560,896) |
| | **1,923,789** | **2,041,262** |
| **c) Other current assets** | | |
| VAT deductible and transferred | 11,237,913 | 7,280,384 |
| Personnel advances | 1,728,806 | 989,384 |
| Short-term prepaid expenses | 689,199 | 828,428 |
| Accrued income | 2,618,766 | 704,914 |
| Others | 1,115,576 | 1,330,416 |
| | **17,390,260** | **11,133,526** |
| **d) Other accrued liabilities and expenses** | | |
| Warranty expense provision | 8,101,870 | 4,165,144 |
| Cost allowances | 8,243,326 | 7,798,046 |
| Provision for royalty and licence expense | 5,441,972 | 2,291,716 |
| Provision for personnel expenses | 7,576,002 | 4,540,458 |
| Outsourcing expenses | 2,626,032 | 1,723,846 |
| Advances taken for mould sales | 2,563,156 | - |
| Others | 7,133,775 | 3,719,655 |
| | **41,686,133** | **24,238,865** |
| **e) Other current liabilities** | | |
| Fiat Auto S.p.A. | - | 324,230 |
| Targa Services S.R.L. | - | 620,569 |
| Income accruals | 64,503 | - |
| Others | 36,671 | 395,779 |
| | **101,174** | **1,340,578** |
| **f) Other income from operations** | | |
| Foreign exchange gain | 10,179,155 | 65,283,423 |
| Research and development incentive premium | 3,057,673 | - |
| Increase in value of marketable securities | - | 590,945 |
| Others | 15,322,545 | 8,197,415 |
| | **28,559,373** | **74,071,783** |

22. (CONTINUED)

| | | |
|---|---|---|
| **g) Other expense from operations** | | |
| Foreign exchange loss | 49,095,599 | 144,142,660 |
| Allowance for doubtful receivables | 431,590 | - |
| Others | 1,211,310 | 3,376,094 |
| | 50,738,499 | 147,518,754 |

| | | |
|---|---|---|
| **h) Other extraordinary income and gains** | | |
| Gain on Powertrain workshop transfer, material and fixed asset sale | - | 20,085,703 |
| Gain on sale of fixed asset | 338,226 | - |
| Others | 33,965 | - |
| | 372,191 | 20,085,703 |

## 23. Receivables From and Payables to Personnel Included under Other Receivables and Other Long or Short-Term Liabilities Accounts and Exceeding 1%:-

None.

## 24. Doubtful Receivables Due from Shareholders, Affiliated Companies:-

None.

## 25. Provisions Booked For Doubtful Receivables:-

As of September 30, 2002, the Company has a doubtful receivable amounting to TL 433,061 million (2001– TL 1,471 million).

## 26. The Breakdown of Investments and Subsidiaries Having an Indirect Shareholding and Management Relationship With The Company and The Participation Rates And Amounts Of These Investments And Subsidiaries:-

| Investments | Share capital amount Million TL | Shareholding percentage % | Shareholding amount Million TL | Income for the period Million TL |
|---|---|---|---|---|
| Entek Elektrik Üretimi Otoprodüktör Grubu A.Ş.(Entek) | 7,850,000 | 14 | 3,037,098 | 15,916,873 |
| Koç Fiat Kredi Tüketici Finansmanı A.Ş. | 30,000,000 | 51 | 15,000,086 | (3,810,182) |

The financial statements of these firms have not been prepared in conformity with CMB principles. The financials of the Company has not been audited as of September 30, 2002.

## 27. Bonus Shares Obtained through Internally Funded Capital Increases of Investments and Associates :-

None.

## 28. Real Rights on Tangible Assets:-

None.

## 29. Revaluation of Fixed Assets in the Last Three Years :-

| Year | Revaluation amount Million TL |
|---|---|
| September 30, 2002 | 133,600,765 |
| December 31, 2001 | 92,255,070 |
| September 30, 2001 | 90,330,436 |
| December 31, 2000 | 46,021,496 |

## 30. Foreign Currency Assets and Liabilities:-

**September 30, 2002**

Foreign Currency Denominated Assets

| | Amount Thousand | Foreign currency | Foreign exchange rate | TL equivalent Million TL |
|---|---|---|---|---|
| a-Cash | 48 | USD | 1,648,669 | 78,582 |
| | 20 | EURO | 1,611,904 | 32,128 |
| b-Banks | 64,627 | EURO | 1,611,904 | 104,173,217 |
| | 1,591 | USD | 1,648,669 | 2,623,141 |
| c-Accounts receivable | 4,325 | USD | 1,648,669 | 7,130,562 |
| | 109,928 | EURO | 1,611,904 | 177,194,742 |
| d-Other short term receivables | 1,762 | EURO | 1,611,904 | 2,840,590 |
| | 128 | USD | 1,648,669 | 210,707 |
| Total | | | | 294,283,669 |

Foreign Currency Denominated Liabilities (Bank borrowings)

| Foreign currency type | Principal amount (Foreign currency) Thousand | Interest (Foreign currency) Thousand | Foreign exchange rate | TL equivalent principal+Interest Million TL |
|---|---|---|---|---|
| USD | 11,619 | 279 | 1,656,621 | 19,710,359 |
| EURO | 174,978 | 1,080 | 1,619,678 | 285,156,220 |
| | | | | 304,866,579 |

30. (CONTINUED)

Foreign Currency Denominated Liabilities

| | Amount Thousand | Foreign currency type | Foreign exchange rate | TL equivalent Million TL |
|---|---|---|---|---|
| a-Suppliers | 127,848 | EURO | 1,619,678 | 207,072,865 |
| | 9 | GBP | 2,577,702 | 22,587 |
| | 14 | USD | 1,656,621 | 23,193 |
| b-Trade payables of Freezone branch | 3,542 | EURO | 1,611,904 | 5,708,739 |
| c- Other trade payables | 339 | USD | 1,656,621 | 660,561 |
| | 17,241 | EURO | 1,619,678 | 27,925,552 |
| Total | | | | 241,413,497 |

September 30, 2001

Foreign Currency Denominated Assets

| | Amount (Thousand) | Foreign currency type | Foreign exchange rate | TL equivalent Million TL |
|---|---|---|---|---|
| a-Cash | 33 | USD | 1,518,666 | 49,409 |
| | 10,000 | ITL | 716.87 | 7,169 |
| b-Banks | 100,401 | EURO | 1,388,061 | 139,363,171 |
| | 87,563 | ITL | 716.87 | 62,771 |
| | 14,943 | USD | 1,518,666 | 22,692,728 |
| | 12 | DEM | 709,704 | 8,344 |
| c-Accounts receivable | 2,064,065 | ITL | 716.87 | 1,479,666 |
| | 111,708 | EURO | 1,388,061 | 155,058,173 |
| | 11,860 | USD | 1,518,666 | 18,009,574 |
| d-Other short term receivables | 7 | EURO | 1,388,061 | 9,144 |
| | 25,917 | ITL | 716.87 | 18,579 |
| | 128 | USD | 1,518,666 | 193,797 |
| Total | | | | 336,952,525 |

30. (CONTINUED)

Foreign Currency Denominated Liabilities (Bank loans)

| Foreign currency type | Principal Amount (Foreign currency) Thousand | Interest (Foreign currency) Thousand | Foreign exchange rate | TL equivalent Principal+Interest Million TL |
|---|---|---|---|---|
| USD | 30,000 | 940 | 1,525,991 | 47,213,498 |
| EURO | 168,791 | 1,474 | 1,394,756 | 237,478,111 |
| | | | | 284,691,609 |

Foreign Currency Denominated Payables

| | Amount Thousand | Foreign currency type | Foreign exchange rate | TL equivalent Million TL |
|---|---|---|---|---|
| a-Suppliers | 152,424 | EURO | 1,394,756 | 212,594,175 |
| | 20,449,769 | ITL | 720.33 | 14,730,582 |
| | 409,325 | JPY | 12,774 | 5,228,718 |
| | 2,526 | FRF | 212,629 | 537,184 |
| | 185 | DEM | 713,127 | 132,081 |
| | 80 | BEF | 34,575 | 2,766 |
| | 68 | ESP | 8,383 | 571 |
| b) Payables of Freezone branch (Note 10) | 60,293 | EURO | 1,388,061 | 83,691,053 |
| c-Other trade payables | 1,863,696 | ITL | 720.33 | 1,342,476 |
| | 376 | USD | 1,525,991 | 573,144 |
| | 2,638 | EURO | 1,394,756 | 3,679,253 |
| Total | | | | 322,512,003 |

**31. Guarantee, Commitments and Securities Given for Shareholders' Affiliates and Subsidiaries:-**

None.

## 32. Average Number of Employees :-

| | 2002 | 2001 |
|---|---|---|
| **Average number of employees at the beginning of the period** | **5,064** | **4,843** |
| Administrative personnel (not unionized) | 889 | 771 |
| Other Personnel (unionized) | 4,175 | 4,072 |
| **Average number of employees at the end of the period** | **4,443** | **5,217** |
| Administrative personnel (not unionized) | 884 | 891 |
| Other personnel (unionized) | 3,559 | 4,326 |

## 33. Other Significant Matters Which May Have A Material Effect on the Financial Statements :-

a) Since February 2001, Turkey has continued to experience reduced economic activity and high volatility in foreign exchange rates, money and capital markets. The economic program initiated by the Turkish Government in May 2001, which includes various regulatory changes to create a well-developed business and regulatory infrastructure, is still in progress.

b) The losses of Tofaş Oto until the take over date amounting TL 37,846,494 million is reflected in the "accumulated deficit" in the accompanying balance sheets. Therefore, the operations of Tofaş Oto up to the takeover date are reflected in the balance sheets. The provision for taxes amounting to TL 185,207 million has been included in "taxes payable" in the balance sheet as of September 30, 2001, the balance has been incurred from the income of the year between January 1, 2000 and December 31, 2000. This amount has been paid by the Company in 2001.

## 34. Explanation Added For Convenience Translation to English:-

As indicated in Note 11, these financial statements are prepared and presented in accordance with the generally accepted accounting principles issued by Turkish CMB. Such accounting and reporting principles differ from the accounting principles generally accepted in the other countries in which the accompanying financial statements may be distributed and from International Financial Reporting Standards (IFRS), principally with respect to the presentation of financial statements, accounting for the effects of hyperinflation, capitalization of financial expenses, depreciation, deferred taxation and certain accruals. The effects of such differences have not been quantified herein. Accordingly, the accompanying financial statements are not intended to present the financial position, results of operations and changes in financial position, fund flows and cash flows in accordance with accounting principles generally accepted in such countries and IFRS.

CONVENIENCE TRANSLATION OF FINANCIAL STATEMENTS ORIGINALLY ISSUED IN TURKISH - SEE NOTE 34

# TOFAŞ TÜRK OTOMOBİL FABRİKASI A.Ş.

## STATEMENTS OF INCOME FOR THE NINE MONTH PERIODS ENDED SEPTEMBER 30, 2002 AND 2001

(Currency - Millions of Turkish lira)

| | CURRENT PERIOD January 01, 2002 - September 30, 2002 | | PRIOR PERIOD January 01, 2001 - September 30, 2001 | |
|---|---|---|---|---|
| A- GROSS SALES | | 1,076,659,877 | | 822,670,543 |
| 1- DOMESTIC SALES | 293,712,746 | | 151,151,460 | |
| 2- EXPORT SALES | 759,842,192 | | 663,518,746 | |
| 3- OTHER SALES | 23,104,939 | | 8,000,337 | |
| B- SALES DISCOUNTS ( - ) | | (46,755,994 ) | | (28,522,198 ) |
| 1- SALES RETURNS | (10,467,742 ) | | (10,734,099 ) | |
| 2- SALES DISCOUNTS | (30,619,075 ) | | (17,788,099 ) | |
| 3- OTHER DISCOUNTS | (5,669,177 ) | | 0 | |
| C- NET SALES | | 1,029,903,883 | | 794,148,345 |
| D- COST OF SALES ( - ) | | (895,476,579 ) | | (660,187,499 ) |
| **GROSS PROFIT** | | 134,427,304 | | 133,960,846 |
| E- OPERATING EXPENSES ( - ) | | (106,366,626 ) | | (63,868,596 ) |
| 1- RESEARCH AND DEVELOPMENT EXPENSES | (7,222,697 ) | | (7,152,630 ) | |
| 2- MARKETING AND SELLING EXPENSES | (50,245,659 ) | | (23,282,155 ) | |
| 3- GENERAL AND ADMINISTRATIVE EXPENSES | (48,898,270 ) | | (33,433,811 ) | |
| **PROFIT FROM MAIN OPERATING ACTIVITIES** | | 28,060,678 | | 70,092,250 |
| F- OTHER INCOME FROM OPERATIONS | | 43,884,049 | | 101,077,918 |
| 1- INTEREST AND DIVIDEND INCOME | 15,324,676 | | 27,006,135 | |
| 2- OTHER INCOME AND GAINS FROM OPERATING ACTIVITIES | 28,559,373 | | 74,071,783 | |
| G- OTHER EXPENSE FROM OPERATIONS | | (50,738,499 ) | | (147,518,754 ) |
| H- FINANCIAL EXPENSES ( - ) | | (18,739,663 ) | | (60,189,509 ) |
| 1- SHORT-TERM FINANCIAL EXPENSES | (6,123,014 ) | | (45,595,635 ) | |
| 2- LONG-TERM FINANCIAL EXPENSES | (12,616,649 ) | | (14,593,874 ) | |
| **OPERATING PROFIT / (LOSS)** | | 2,466,565 | | (36,538,095 ) |
| EXTRAORDINARY INCOME AND GAINS | | 562,104 | | 20,100,459 |
| 1- PRIOR PERIOD INCOME AND GAINS | 189,913 | | 14,756 | |
| 2- OTHER EXTRAORDINARY INCOME AND GAINS | 372,191 | | 20,085,703 | |
| J- EXTRAORDINARY EXPENSES AND LOSSES ( - ) | | (222,413 ) | | (36,073 ) |
| 1- IDLE TIME EXPENSES | 0 | | 0 | |
| 2- PRIOR PERIOD EXPENSES AND LOSSES | (221,069 ) | | (33,382 ) | |
| 3- OTHER EXTRAORDINARY EXPENSES AND LOSSES | (1,344 ) | | (2,691 ) | |
| **INCOME / (LOSS) FOR THE YEAR** | | 2,806,256 | | (16,473,709 ) |
| K- TAXATION ON INCOME | | (3,419,723 ) | | 0 |
| **NET INCOME / (LOSS) FOR THE YEAR** | | (613,467 ) | | (16,473,709 ) |

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS.

**TOFAŞ TÜRK OTOMOBİL FABRİKASI A.Ş.
NOTES TO THE INCOME STATEMENTS
FOR THE PERIOD ENDED SEPTEMBER 30, 2002 AND 2001**



## 1. Depreciation and Amortization Expenses for the Period

| | September 30, 2002 TL Million | September 30, 2001 TL Million |
|---|---|---|
| a) Depreciation expense | 65,273,329 | 46,880,161 |
| aa)Normal depreciation expense | 50,957,046 | 29,130,032 |
| ab)Depreciation expense due to revaluation | 14,316,283 | 17,750,129 |
| b) Amortization | 193,376 | 246,297 |
| Total | 65,466,705 | 47,126,458 |

## 2. Discount and Provision Expenses for the Period: -

| | September 30, 2002 TL Million | September 30, 2001 TL Million |
|---|---|---|
| Provision for personnel expenses | 7,576,002 | 4,540,457 |
| Provision for employee termination benefits | 10,959,600 | 11,740,378 |
| Provision for warranty expenses | 8,101,870 | - |
| Provision for finance expenses (including long term loan interest expense accruals) | 3,974,696 | 3,484,724 |
| Provisions for royalty and license agreement expenses | 5,441,972 | 2,792,448 |
| Provisions for sales discounts | 6,435,172 | - |
| Provision for benefits from third parties and administrative expenses | 2,626,032 | 8,695,449 |
| Purchase cost allowances | 8,243,326 | 7,990,016 |
| Provisions for discount expenses | 95,455 | 36,536 |
| Others | 698,603 | - |
| **Total** | **54,152,728** | **39,280,008** |

## 3. Financial Expenses for the Period :-

**September 30, 2002**

| | Foreign Exchange Losses TL Million | Financial Expenses TL Million | |
|---|---|---|---|
| Capitalized through cost of production | - | - | |
| Capitalized on fixed assets | 57,797,695 | 1,102,050 | |
| Expensed in the income statement | 7,434,562 | 11,305,101 | |
| Sub total | 65,232,257 | 12,407,151 | |
| **Total** | | | 77,639,408 |

3. (CONTINUED)

**September 30, 2001**

| | Foreign Exchange Losses TL Million | Financial Expenses TL Million | |
|---|---|---|---|
| Capitalized through cost of production | - | - | |
| Capitalized on fixed assets | 112,962,270 | 7,790,193 | |
| Expensed in the income statement | 38,849,853 | 21,339,656 | |
| Sub total | **151,812,123** | **29,129,849** | |
| **Total** | | | **180,941,972** |

## 4. Amount of Financial Expenditures Related to Shareholders, Affiliates, Subsidiaries and Related Parties: -

**September 30, 2002**

| Company | | Type of Utilization | Amount TL Million | Terms of Interest | Interest Rate (%) | Percentage in Total (%) |
|---|---|---|---|---|---|---|
| Koçbank | Group Company | Direct | 182,499 | - | - | 100 |
| **Toplam** | | | **182,499** | | | |

**September 30, 2001**

| Company | | Type of Utilization | Amount TL Million | Terms of Interest | Interest Rate (%) | Percentage in Total (%) |
|---|---|---|---|---|---|---|
| Koçbank | Group Company | Direct | 139,350 | - | - | 100 |
| **Total** | | | **139,350** | | | |

## 5. Sales and Purchases With Related Parties:-

### a) Sales

| | September 30, 2002 TL Million | September 30, 2001 TL Million |
|---|---|---|
| Fiat Auto S.p.A.-Export sales | 732,865,958 | 630,421,985 |
| Birmot A.Ş. – Domestic sales (**) | 132,109,921 | 43,824,016 |
| Tofaş Oto - Domestic sales (*) | - | 39,596,135 |
| Powertrain Mekanik San. ve Tic. Ltd. Şti.- Servis sales | 2,779,042 | - |
| Ford Otosan A.Ş.- Material sales | 809,751 | 88,728 |
| Döktaş Dökümcülük Tic. ve San. A.Ş.- Scrap sales | 188,444 | 54,395 |
| Other related parties – Spare part sales | 11,680 | 2,159 |
| Mako Elektrik Tic. ve San. A.Ş.- Material sales | 578 | 8,651 |
| Birmot A.Ş. – Sales returns and discounts(**) | (13,515,058) | (8,530,159) |
| Tofaş Oto – Sales returns(*) | - | (2,733,947) |
| Other related parties – Sales returns | (20,681) | (14,234) |
| **Total** | **855,229,635** | **702,717,729** |

(*) Transactions with Tofaş Oto is related with the period between January 1-May 15, 2001.
(**) Transactions related with Birmot Oto A.Ş. contain the transactions related with Koç Group Dealers in the period between 01.01.2001-30.09.2001.

### b) Purchases

Domestic Purchases

| | September 30, 2002 TL Million | | September 30, 2001 TL Million | |
|---|---|---|---|---|
| | Material | Service | Material | Service |
| Tofaş Oto Ticaret A.Ş.(*) | - | - | - | 820,875 |
| Mako Elektrik Ticaret ve San. A.Ş. | 20,120,931 | - | 17,570,439 | - |
| Döktaş Dökümcülük Ticaret ve San.A.Ş. | 3,254,708 | - | 3,601,772 | - |
| Matay Otom.Yan San. A.Ş. | 23,490,813 | - | 16,819,132 | - |
| Entek Elektrik Üretimi Otoprodüktör Grubu A.Ş. | 7,647,418 | - | 5,948,637 | - |
| Other | 5,739,127 | 9,318,939 | 4,615,882 | 3,514,793 |
| **Total** | **60,252,997** | **9,318,939** | **48,555,862** | **4,335,668** |

(*)Transactions with Tofaş Oto is related with the period between January 1-May 15, 2001.

5. (CONTINUED)

**Foreign Purchases**

| | | September 30, 2002 Foreign Currency (Thousand) | | | September 30, 2001 Foreign Currency (Thousand) | | |
|---|---|---|---|---|---|---|---|
| | | Material | Fixed Asset | Service | Material | Fixed Asset | Service |
| Fiat Auto S.p.A. | EURO | 275,225 | 872 | 7,715 | 298,221 | 48 | 118 |
| | USD | - | - | - | 1,031 | - | - |
| | ITL | - | - | - | 5,000 | - | - |
| Kofisa Trading S.A. | DEM | - | - | - | 3,657 | - | - |
| | EURO | 1,414 | - | 77 | 1,914 | - | - |
| | USD | - | - | 100 | - | - | - |
| | ITL | - | - | - | 106,605 | - | - |
| Other | ITL | - | - | - | 1,181,232 | 6,153,347 | - |
| | EURO | 61 | - | 930 | 200 | 62 | 594 |
| | USD | 57 | - | - | 6 | - | - |
| | ESP | - | - | - | 467 | - | - |
| | FRF | - | - | - | 181 | - | - |
| **Total** | **ITL** | **-** | **-** | **-** | **1,292,837** | **6,153,347** | **-** |
| | **USD** | **57** | **-** | **100** | **1,037** | **-** | **-** |
| | **DEM** | **-** | **-** | **-** | **3,657** | **-** | **-** |
| | **EURO** | **276,700** | **872** | **8,722** | **300,335** | **110** | **712** |
| | **ESP** | **-** | **-** | **-** | **467** | **-** | **-** |
| | **FRF** | **-** | **-** | **-** | **181** | **-** | **-** |

**6. Total of Interest, Rent and Equivalents Expenses Paid and Received from Shareholders, Affiliates, Subsidiaries and Related Parties:-**

**SEPTEMBER 30, 2002**
**INTEREST, RENT AND EQUIVALENTS RECEIVED**

| Title | Shareholder, Participation, Group | Type | Amount (TL Million) | Percentage In the Total (%) |
|---|---|---|---|---|
| Matay A.Ş. | Group Company | Spare Part Warehouse Rent | 10,843 | - |
| Koratrade MTMC Ltd. | Group Company | Interest on Time Deposits | 495,803 | 7 |
| Koçbank A.Ş. | Group Company | Interest on Time Deposits | 3,793,814 | 52 |
| Koç Fiat Kredi Tüketici Finansmanı A.Ş. | Group Company | Loan Interest | 694,870 | 9 |
| Koç Fiat Kredi Tüketici Finansmanı A.Ş. | Group Company | Office Rent | 18,000 | - |
| Powertrain Mak.San. ve Tic.Ltd.Şti. | Group Company | Building Rent | 1,119,184 | 15 |
| Birmot A.Ş. | Group Company | Building Rent | 15,504 | - |
| Birmot A.Ş. | Group Company | Due Date Difference | 1,167,983 | 15 |

**INTEREST, RENT AND EQUIVALENTS PAID**

| Title | Shareholder, Participation, Group | Type | Amount (TL Million) | Percentage In the Total (%) |
|---|---|---|---|---|
| Boss Birleşik Oksijen Sanayi A.Ş. | Group Company | Tank rent | 8,719 | 9 |
| Koç Holding A.Ş. | Shareholder | Rent | 90,000 | 91 |

**SEPTEMBER 30, 2001**
**INTEREST, RENT AND EQUIVALENTS RECEIVED**

| Title | Shareholder, Participation, Group | Type | Amount (TL Million) | Percentage In the Total (%) |
|---|---|---|---|---|
| Tofaş Oto Tic. A.Ş.(*) | Group Company | Spare Part Warehouse Rent | 75,692 | - |
| Koratrade MTMC Ltd. | Group Company | Interest on Time Deposits | 8,179,782 | 48 |
| Koçbank A.Ş. | Group Company | Interest on Time Deposits | 6,808,649 | 40 |
| Koç Fiat Kredi Tüketici Finansmanı A.Ş.(**) | Group Company | Loan Interest | 2,090,977 | 12 |

6. (CONTINUED)

(*) Transactions with Tofaş Oto is related with the period between Jan1-May 15, 2001.

(**) Koç Fiat Kredi Tüketici Finansmanı A.Ş. (KFK) provides financing services to the customers for the sales realized through the dealers organization of the Company. As of September 30,2002 and 2001, Company has taken over the payables of KFK to the dealers to be netted off from its receivables from the dealers. Company has calculated and invoiced TL 694,870 million (2001-TL 2,090,977 million) interest to KFK for the related receivables.

**INTEREST, RENT AND EQUIVALENTS PAID**

| Title | Shareholder, Participation, Group | Type | Amount (TL Million) | Percentage In the Total (%) |
|---|---|---|---|---|
| Boss Birleşik Oksijen Sanayi A.Ş. | Group Company | Tank rent | 4,714 | 15 |
| Koç Holding A.Ş. | Shareholder | Hung floor rent | 26,000 | 85 |

Interest paid is as explained in Note 4 to the Income Statement.

## 7. Salaries and Benefits Provided to Top Management: -

Salaries paid to top management (18 people) of the amounted to TL 1,480,047 million (2001 – TL 1,105,361 million).

## 8. Depreciation Methods Used and Any Differences Due to the Changes in the Calculation of Depreciation:

See Balance Sheet Note 11(d).

## 9. Inventory Costing System and Procedures: -

The method applied to inventory costing is explained in Note 11(b) to the Balance Sheets.

## 10. Reasons for Not Performing Full or Partial Physical Stock Takings: -

The stock count takes three days to be completed in order not to prevent the production the physical stock count has not been performed as of September 30,2002 and 2001.

## 11. Product, Scrap or Service Sales that exceed 20 % of Gross Sales: -

None.

## 12. Sales Incentives and Subsidies: -

None.

## 13. Income and Expenses Related to Prior Period and Explanation about the Sources: -

**Prior Period Income and Gains**

| Source | September 30, 2002 TL Million | September 30, 2001 TL Million |
|---|---|---|
| FIAT-GM integration invoice cancellation | 185,145 | - |
| Health expense deduction | 2,766 | - |
| Premium return | 1,388 | - |
| Supplier unit price discount | - | 14,756 |
| Others | 614 | - |
| | 189,913 | 14,756 |

**Prior Period Expenses and Losses**

| Source | September 30, 2002 TL Million | September 30, 2001 TL Million |
|---|---|---|
| Hema labor loss return | 148,119 | - |
| Powertrain by product price difference | 53,178 | - |
| Plastaş labour returns | - | 11,167 |
| Mako invoice cancellation | - | 5,773 |
| Price difference invoice of Hema TRW | 5,787 | - |
| Bemsa labour value | - | 5,068 |
| Plastiform labour loss return | 6,201 | - |
| Others | 7,784 | 11,374 |
| **Total** | 221,069 | 33,382 |

## 14. Net Income and Dividends Per Share to be Deployed Separately for Common and Preferred Stocks: -

It has not been calculated since company operations ended with loss as of September 30, 2002-2001.

## 15. Changes in the Production Amounts in Each Production Group: -

Changes in the Company's production amounts within the period are as follows:

| Model / Series | Measure | September 30, 2002 | September 30, 2001 | Variance (%) |
|---|---|---|---|---|
| Bird series | Unit | 196 | 3,026 | -93 |
| Palio/Palio SW | Unit | 2,499 | 10,431 | -76 |
| Siena | Unit | - | 1,771 | - |
| Albea | Unit | 4,583 | - | - |
| Marea | Unit | 670 | 438 | 52 |
| Brava | Unit | 430 | 192 | 123 |
| Doblo | Unit | 62,695 | 72,257 | -13 |
| Disassembled CKD cars | Unit | 4,800 | 6,240 | -23 |
| **Total** | **Unit** | **75,873** | **94,355** | **-20** |

## 16. Changes in the Sales Amounts in Each Main Sales Group:-

Changes in the Company's sales amounts within the period are as follows:

| Model / Series | Measure | September 30, 2002 | September 30, 2001 | Variance (%) |
|---|---|---|---|---|
| Bird series | Unit | 564 | 2,377 | -76 |
| Tempra/Tipo | Unit | - | 1 | - |
| Uno | Unit | - | 1 | - |
| Palio/Palio SW | Unit | 2,878 | 10,038 | -71 |
| Siena | Unit | 44 | 1,593 | -97 |
| Albea | Unit | 4,198 | - | - |
| Marea | Unit | 914 | 947 | -3 |
| Brava | Unit | 517 | 531 | -3 |
| Bravo | Unit | 12 | 60 | -80 |
| Scudo | Unit | 158 | 231 | -32 |
| Ducato | Unit | 353 | 411 | -14 |
| Doblo | Unit | 62,323 | 71,348 | -13 |
| Alfa Romeo | Unit | 112 | 27 | 314 |
| Coupe | Unit | - | 1 | - |
| Disassembled CKD cars | Unit | 4,800 | 6,240 | -23 |
| **Total** | **Unit** | **76,873** | **93,806** | **-18** |